

January 21, 2022

José Augusto Gonçalves de Araújo Teixeira
Chief Executive Officer
Patria Latin American Growth Opportunity Acquisition Corp.
18 Forum Lane, 3rd Floor
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands

> **Re: Patria Latin American Growth Opportunity Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 27, 2021**
> **File No. 333-254498**

Dear Mr. Teixeira:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 Filed December 27, 2021

Risk Factors, page 45

1.   We note your response to comment 1. Please provide appropriate cautionary language regarding your dependence on, and potential conflict of interests with, Patria Investments Limited.

"If we consider an initial business combination with an affiliated entity . . .", page 58

2.   We note your disclosure on page 10 and your corresponding risk factor on page 58 that states "[i]f our board of directors is not able to independently determine the fair market value of the target business or businesses, or if we are considering an initial business

combination with an affiliated entity, such transaction would be subject to approval by a majority of our independent and disinterested directors. We would not be required to obtain an opinion from a third party firm in such event to address whether the business combination is fair to our public shareholders from a financial point of view. If no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community." Please clarify whether shareholders would be relying on the judgment of your full board of directors, or a majority of your independent and disinterested directors. Please also clarify whether, in this instance, the full board of directors or a majority of your independent and disinterested directors would be responsible for determining the fair market value of the target. If applicable, disclose any risks related to this approach.

Description of Securities, page 158

3.   We note that your risk factor disclosure on page 68 states that pursuant to your warrant agreement, the courts of the State of New York or the United States District Court for the Southern District of New York are the sole and exclusive forums for claims that arise under the Securities Act and that such exclusive forum provision will not apply to claims that arise under the Exchange Act. However, your Description of Securities disclosure on page 168 is silent with respect to the treatment of claims brought under the Exchange Act. Please disclose how Exchange Act claims will be treated. Further, we note that your Form of Warrant Agreement, filed as exhibit 4.4 is silent with respect to the treatment of claims brought under the Securities Act. Please disclose how Securities Act claims will be treated.

   You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Manuel Garciadiaz